UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Western Asset/Claymore Inflation-Linked Securities & Income Fund

(Name of Issuer)

Common Shares of Beneficial Interest Without Par Value

(Title of Class of Securities)

95766Q106

(CUSIP Number)

Laurie Smiley, Esq.
Matthew S. Topham, Esq.	Arian Colachis, Esq.
K & L Gates LLP	Cascade Investment, L.L.C.
925 Fourth Avenue, Suite 2900	2365 Carillon Point
Seattle, Washington 98104	Kirkland, WA 98033
(206) 623-7580	(425) 889-7900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 14, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 95766Q106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cascade Investment, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,224,510*

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 4,224,510*

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,224,510*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.49%

14.	Type of Reporting Person (See Instructions) OO

*All Common Shares held by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.  Michael Larson, the Business Manager of Cascade, has voting and investment power with respect to the Common Shares held by Cascade.  Mr. Larson disclaims any beneficial ownership of the Common Shares beneficially owned by Cascade and Mr. Gates.

CUSIP No. 95766Q106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William H. Gates III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,224,510*

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 4,224,510*

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,224,510*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.49%

14.	Type of Reporting Person (See Instructions) IN

*All Common Shares held by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.  Michael Larson, the Business Manager of Cascade, has voting and investment power with respect to the Common Shares held by Cascade.  Mr. Larson disclaims any beneficial ownership of the Common Shares beneficially owned by Cascade and Mr. Gates.

EXPLANATORY NOTE

This Amendment No. 5 to Schedule 13D (“Amendment”) relates to the Common Shares of Beneficial Interest without par value (the “Common Shares”) of Western Asset/Claymore Inflation-Linked Securities and Income Fund (the “Issuer”).  This Amendment is filed to amend and supplement the Items set forth below of the Reporting Persons’ Schedule 13D previously filed with the Securities and Exchange Commission on January 3, 2006, as amended on April 19, 2006, June 18, 2008, July 7, 2008 and July 17, 2008.

Item 3.    Source and Amount of Funds or Other Consideration

From July 17, 2008 through October 16, 2008, Cascade purchased 310,710 Common Shares for an aggregate purchase price of $3,195,598.01.  Cascade purchased the Common Shares with its working capital. Cascade did not purchase any Common Shares with borrowed funds.

Item 5.    Interest in Securities of Issuer

(a)  See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares and percentage of Common Shares beneficially owned by each of the Reporting Persons.

(b)  See items 7 through 10 of the cover pages to this Schedule 13D for the number of Common Shares beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c)  From July 17, 2008 through October 16, 2008, Cascade purchased a total of 310,710 Common Shares for cash in open market transactions on the dates and at the price per share set forth on Exhibit 99.1, which is attached hereto and incorporated herein by reference.

(d)  Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e)  Not applicable.

Item 7.    Material to Be Filed as Exhibits

Exhibit	Description
99.1	Dates and prices of purchases of Common Shares during period July 17, 2008 through October 16, 2008

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 17, 2008

CASCADE INVESTMENT, L.L.C.(1)

	By:	/s/ Michael Larson
Name: Michael Larson
Title: Business Manager

WILLIAM H. GATES III(1)

	By:	/s/ Michael Larson
Name: Michael Larson(2)
Title: Attorney-in-fact

(1) This amendment is being filed jointly by Cascade Investment, L.L.C. and William H. Gates III pursuant to the Joint Filing Agreement dated January 3, 2006 and included with the signature page to the initial Schedule 13D with respect to Western Asset/Claymore Inflation-Linked Securities & Income Fund (formerly known as Western Asset/Claymore U.S. Treasury Inflation Protected Securities Fund) filed on January 3, 2006, SEC File No. 005-77986, and incorporated by reference herein.

(2) Duly authorized under Special Power of Attorney appointing Michael Larson attorney-in-fact, dated February 3, 2006, by and on behalf of William H. Gates III, filed as Exhibit 99.1 to Cascade Investment, L.L.C.’s Amendment No. 2 to Schedule 13G with respect to Arch Capital Group Ltd. on March 7, 2006, SEC File No. 005-45257, and incorporated by reference herein.